BioSig Technologies, Inc.

54 Wilton Road, 2nd Floor

Westport, Connecticut 06880

January 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Abby Adams

Re:	BioSig Technologies, Inc. Registration Statement on Form S-3 Filed on December 31, 2020 File No. 333-251859 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, BioSig Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on January 12, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours, BIOSIG TECHNOLOGIES, INC.

By:	/s/ Kenneth Londoner
Kenneth Londoner Chief Executive Officer

cc:         Rick A. Werner, Esq., Haynes and Boone, LLP

Jayun Koo, Esq., Haynes and Boone, LLP